02021453

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49638

MAR 05 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothman Marks, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 S. Figueroa Street, Suite 2960
(No. and Street)

Los Angeles, (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl Marks 213-236-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Marks, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1180149
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2002

Dave Banerjee
Notary Public

Signature

President 2/22/02
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Rothman Marks, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Rothman Marks, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Rothman Marks, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Rothman Marks, Inc. as of December 31, 2001 and the results of its operations, cash flows, stockholder's equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
February 15, 2002

ROTHMAN MARKS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$ 4,537
Commissions receivable	26,872
Clearing deposit	50,000
Investments	6,130
Prepaid expenses	2,316
Property and equipment, net of depreciation $32,330	13,282
NASDQ investment	3,300
Other assets	3,600
Total assets	$110,037

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable	$ 6,367
Accrued wages & payroll taxes	3,865
Line of credit	50,000
Credit card payable	12,960
Total liabilities	73,192

Shareholder's equity

Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding	10,000
Additional paid-in-capital	26,845
Retained earnings (deficit)	--
Total shareholder's equity	36,845
Total liabilities and shareholder's equity	$110,037

The accompanying notes are an integral part of these financial statements.

ROTHMAN MARKS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$458,974
Investment Income	9,132
Management Fees	24,865
Other	3,216
Total	496,187
Operating Expenses - Page 10	417,402
Income Before Income Tax	78,785
Franchise Tax Provision	800
Net Income	$ 77,985

The accompanying notes are an integral part of these financial statements.

ROTHMAN MARKS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	1,000	$10,000	$ 88,286	$(28,157)	$ 70,129
Net Income				77,985	77,985
Distribution Dividend			(61,441)	(49,828)	(111,269)
Balance, December 31, 2001	1,000	$10,000	$ 26,845	$ --	$ 36,845

The accompanying notes are an integral part of these financial statements.

ROTHMAN MARKS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Activities	
Net income from operations	$ 77,985
Add back depreciation	6,065
	84,050
Changes in operating assets and liabilities	
Commissions Receivable	31,617
Due From Officer	11,000
Other Assets	(5,734)
Investments	3,688
Accounts Payable	(17,107
Overdraft Payable	(6,876)
	100,638
Cash Flow From Investing Activities	
Clearing Deposit	1,294
Cash Flow From Financing Activities	
Distribution Dividend	(111,269)
Line of Credit	314
Credit Card	12,960
	(97,995)
Increase In Cash	3,937
Cash: Beginning of the Year	600
Cash: End of the Year	$ 4,537
Supplemental Cash Flow Information:	
Cash paid for interest	$ 6,102
Cash paid for income taxes	$ 800

The accompanying notes are an integral part of these financial statements

ROTHMAN MARKS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Rothman Marks, Inc. (the "Company") was formed on August 27, 1996 under the laws of the State of Colorado.

The firm received its independent broker dealer registration on January 20, 1997 and is currently registered in four (4) states as well as with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC).

The Company conducts a general securities business in equities trading on a fully disclosed basis through a clearing agreement. The Company conducts business primarily in mutual funds.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated by use of accelerated methods over the estimated useful lives of the assets.

The preparation of financial statements in conformity with the United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company and its stockholders have elected S Corporation status under the Federal and state tax laws. As a result, the Company is not liable for Federal corporate income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns. For California state income tax purposes, taxable income is taxed at 1.5% with an $800 minimum tax.

Investments are carried at market value with the resulting gain or loss off set to income or loss.

ROTHMAN MARKS, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule 5c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2001, the company's net capital of $10,528 exceeded the minimum net capital requirement by $5,528. The Company's ratio of aggregate indebtedness ($73,192) to net capital was 7 to 1.

NOTE 3 - FIXED ASSETS

At December 31, 2001 fixed assets consist of the following:

Furniture & Fixtures	$10,281
Equipment	15,682
Leasehold Improvements	19,649
Less: Accumulated depreciation	(32,330)
	$13,282

NOTE 4 - LEASE OBLIGATIONS

The Company operates under a 5 year lease agreement for its premises in Los Angeles, California commencing on July 1, 1999 and expiring on June 30, 2004. Under the conditions of the lease agreement, the Company is obligated for a minimum future lease obligation of approximately $189,000 through June 30, 2003 as follows:

December 31, 2002	$35,546
December 31, 2003	35,546
June 30, 2004	17,773
Total	$88,865

NOTE 5 - OFFICER/SHAREHOLDER DISTRIBUTION

At December 31, 2001, a balance of $111,683 due from Darryl Marks, sole shareholder and officer of the Company was (in accordance with the Company's "S" corporation status) deemed a distribution.

NOTE 6 - LINE OF CREDIT

The Company has an unsecured line of credit available of $50,000. As of December 2001, the entire line was drawn down. Interest on funds borrowed through the line of credit is payable at Wall Street Journal Prime rate, plus 3.65% or a fixed rate of Five Year Treasury Constant maturities, plus 5.0%.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Rothman Marks, Inc.
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 15, 2002

ROTHMAN MARKS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Automobile	$ 5,334
Auto-Lease	12,124
Bank Charges	850
Clearing Charges	25,756
Clearing Charges - Commission	5,543
Clearing Charges - Non Commission	2,623
Commissions	129,811
Consulting Fees	1,000
Charitable Contributions	1,375
Depreciation	6,065
Dues/Subscriptions	490
Marketing	18,988
Equipment Rental/Lease	2,727
Insurance	4,434
Interest	6,102
401 K Fees	1,332
Legal/Accounting	17,300
Medical-Health Program	4,066
NASD Assessments/Fees	600
Office Supplies/Expense	9,115
Outside Services	10,437
Payroll Preparation	1,225
Payroll Taxes	4,138
Parking	7,953
Postage/Delivery	4,571
Printing	909
Quotation Service	5,409
Registrations	130
Rent	35,700
Repairs/maintenance	2,288
Taxes/Licenses	1,473
Telephone	9,317
Training/Education	345
Travel	6,825
Wages/Salaries	71,047
TOTAL OPERATING EXPENSES	$417,402

The accompanying notes are an integral part of these financial statements.

ROTHMAN MARKS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 36,845
Less: Non allowable assets	
Schedule Attached	(22,498)
Haircuts	(3,819)
NET CAPITAL	$ 10,528
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 4,879
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 5,528
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 3,209
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 73,192
Percentage of aggregate indebtedness to net capital	6.95%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION
The following is a reconciliation, as of December 31, 2001 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

The accompanying notes are an integral part of these financial statements.

ROTHMAN MARKS, INC.
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

Prepaid Expenses	$ 2,316
Property & Equipment, net	13,282
NASDAQ Investment	3,300
Other Assets	3,600
	$22,498

The accompanying notes are an integral part of these financial statements.

PART II

ROTHMAN MARKS, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Rothman Marks, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Rothman Marks, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 15, 2002